

FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended September 30, 2006 and 2005
(in millions, except per share amounts)

| | Third Quarter | | First Nine Months | |
	2006	Restated 2005	2006	Restated 2005
	(unaudited)		(unaudited)	
Sales and revenues				
Automotive sales	$ 32,556	$ 34,656	$ 107,356	$ 112,778
Financial Services revenues	4,554	5,854	12,449	17,793
Total sales and revenues	37,110	40,510	119,805	130,571
Costs and expenses				
Automotive cost of sales	37,554	33,471	110,340	105,786
Selling, administrative and other expenses	4,496	5,983	13,730	18,181
Interest expense	1,936	2,157	6,330	6,287
Financial Services provision for credit and insurance losses	97	182	193	350
Total costs and expenses	44,083	41,793	130,593	130,604
Automotive interest income and other non-operating income/(expense), net	555	307	1,080	1,111
Automotive equity in net income/(loss) of affiliated companies	61	133	345	259
Income/(loss) before income taxes	(6,357)	(843)	(9,363)	1,337
Provision for/(benefit from) income taxes	(1,157)	(314)	(2,499)	(328)
Income/(loss) before minority interests	(5,200)	(529)	(6,864)	1,665
Minority interests in net income/(loss) of subsidiaries	48	54	126	196
Income/(loss) from continuing operations	(5,248)	(583)	(6,990)	1,469
Income/(loss) from discontinued operations	-	7	2	45
Net income/(loss)	$ (5,248)	$ (576)	$ (6,988)	$ 1,514
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK				
Basic income/(loss)				
Income/(loss) from continuing operations	$ (2.79)	$ (0.31)	$ (3.73)	$ 0.80
Income/(loss) from discontinued operations	-	-	-	0.02
Net income/(loss)	$ (2.79)	$ (0.31)	$ (3.73)	$ 0.82
Diluted income/(loss)				
Income/(loss) from continuing operations	$ (2.79)	$ (0.31)	$ (3.73)	$ 0.76
Income/(loss) from discontinued operations	-	-	-	0.03
Net income/(loss)	$ (2.79)	$ (0.31)	$ (3.73)	$ 0.79
Cash dividends	$ 0.05	$ 0.10	$ 0.25	$ 0.30

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.




FORD MOTOR COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions)

	September 30, 2006	Restated December 31, 2005
	(unaudited)	
ASSETS		
Cash and cash equivalents	$ 25,511	$ 28,406
Marketable securities	14,552	10,672
Loaned securities	564	3,461
Finance receivables, net	106,685	105,975
Other receivables, net	8,004	8,536
Net investment in operating leases	30,943	27,099
Retained interest in sold receivables	1,073	1,420
Inventories	11,997	10,271
Equity in net assets of affiliated companies	2,828	2,579
Net property	37,844	40,676
Deferred income taxes	4,197	5,880
Goodwill and other intangible assets	6,396	5,945
Assets of discontinued/held-for-sale operations	-	5
Other assets	16,871	18,534
Total assets	$ 267,465	$ 269,459
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables	$ 22,738	$ 22,910
Accrued liabilities and deferred revenue	77,365	73,047
Debt	154,410	153,278
Deferred income taxes	2,774	5,660
Total liabilities	257,287	254,895
Minority interests	1,015	1,122
Stockholders' equity		
Capital stock		
Common Stock, par value $0.01 per share (1,837 million shares issued)	18	18
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	4,579	4,872
Accumulated other comprehensive income/(loss)	(785)	(3,680)
Treasury stock	(258)	(833)
Retained earnings	5,608	13,064
Total stockholders' equity	9,163	13,442
Total liabilities and stockholders' equity	$ 267,465	$ 269,459

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.



FORD MOTOR COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Periods Ended September 30, 2006 and 2005
(in millions)

	First Nine Months	
	2006	Restated 2005
	(unaudited)	
Cash flows from operating activities of continuing operations		
Net cash (used in)/provided by operating activities	$ 16,975	$ 19,282
Cash flows from investing activities of continuing operations		
Capital expenditures	(5,242)	(5,462)
Acquisitions of retail and other finance receivables and operating leases	(47,688)	(42,026)
Collections of retail and other finance receivables and operating leases	31,741	36,492
Net acquisitions of daily rental vehicles	-	(2,183)
Purchases of securities	(17,471)	(10,100)
Sales and maturities of securities	15,196	4,197
Proceeds from sales of retail and other finance receivables and operating leases	3,956	15,144
Proceeds from sale of businesses	54	2,245
Cash paid for acquisitions	-	(1,617)
Transfer of cash balances upon disposition of discontinued/held-for-sale operations	(4)	(4)
Other	143	2,229
Net cash (used in)/provided by investing activities	(19,315)	(1,085)
Cash flows from financing activities of continuing operations		
Cash dividends	(468)	(552)
Sales of Common Stock	355	697
Purchases of Common Stock	(139)	(447)
Changes in short-term debt	(276)	(6,234)
Proceeds from issuance of other debt	32,775	21,677
Principal payments on other debt	(33,012)	(32,516)
Other	(34)	(28)
Net cash (used in)/provided by financing activities	(799)	(17,403)
Effect of exchange rate changes on cash	238	(376)
Net increase/(decrease) in cash and cash equivalents from continuing operations	(2,901)	418
Cash flows from discontinued operations		
Cash flows from operating activities of discontinued operations	2	65
Cash flows from investing activities of discontinued operations	-	(50)
Cash flows from financing activities of discontinued operations	-	-
Net increase/(decrease) in cash and cash equivalents	$ (2,899)	$ 433
Cash and cash equivalents at January 1	$ 28,406	$ 22,828
Cash and cash equivalents of discontinued/held-for-sale operations at January 1	4	681
Net increase/(decrease) in cash and cash equivalents	(2,899)	433
Less: cash and cash equivalents of discontinued/held-for-sale operations at September 30	-	(790)
Cash and cash equivalents at September 30	$ 25,511	$ 23,152

The Notes to the Financial Statements in the Form 10-Q Report are an integral part of the Financial Statements.

 

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XBRL report	fmc-20060930.xml
XBRL taxonomy schema	fmc-20060930.xsd
XBRL taxonomy linkbase	fmc-20060930_lab.xml
XBRL taxonomy linkbase	fmc-20060930_pre.xml
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